ONĒVA® In-Home Care as an Employer-Sponsored Benefit


The best investment
you should make

In-Home Care is a Must-Have Employer Provided Benefit

1 in 3 employees have left a job because of care*
– 2M women left the labor force in 2020

73% of employees have existing care responsibilities*



61% of senior leaders are more likely to leave their job for care. The higher the level, the more likely to leave:*

- **53%** for manager's managers
- **44%** for managers

80% of employees working remotely are impacted by care responsibilities

*Source for data: The Caring Company HBR 7/20

Sustaining a Workforce Requires a New Care Benefit



Company HR
For Business
Platform News
ONĒVAME
ONĒVAPRO
OnēvaMe TM
OnēvaPro TM
AI
Hollywood aka Patent 2
Employee
Customers
Caregiver

- No cost to start and corporate subsidies supported
- Easy to sign up and run – 100% outsourced to Onēva with reporting
- Reduces corporate risk by assuring caregiver compliance

Attracting and Retaining Talent as a Caring Company

Life is better for employees with Concierge Care

- Technology platform that Matches Employees to FBI Background Checked Caregivers as an employer benefit
- Reimagines care as a new 24/7 shareable benefit to support a pod, not back up care
- Not available to consumers; only to employees



Life Is Better With Trustworthy Care
ONĒVA

Customer Digital Magazine



Life Is Better When You Are A Trusted And Appreciated Boss
ONĒVA

Caregiver Digital Magazine



Anita Gardyne
President / CEO



Bob Gardyne
Head of Product / CTO



Bo Pitsker
Chief Security Officer



Chris Seidler
GM & Director of Sales

SERVING EMPLOYEES OF

Microsoft, filice (an acrisure agency partner), dishcraft, Accurate C&S Services, Inc., ANVAYA Solutions (Secure | Protect | Thrive), San Mateo Credit Union, AESI (People Partnering for Innovation)

Seeking $1M In Initial NetCapital Round

ONĒVA

Use of Funds:

- Onboard companies, employees, and caregivers signing contracts weekly in SF Bay Area
- Create repeatable and scalable management systems and processes for expansion to Seattle
- Bridge to NetCapital 2nd Round for $1.3M and subsequent DelMorgan & Co. private equity funding

Selling Care to the Sandwich Generation


$58 B
(USA)
(Ibisworld.com)

Global childcare
$339 Billion
growing at 11%

(thebusinessresearchcompany.com)


$225 B in
2024 (USA)
(businessinsider.com)

Global eldercare
$1,745 Billion
growing at 8.3%

(univdatos.com)

Microsoft Is Our Unfair Advantage & Partner

ONĒVA

Fred Thiele, VP Global Benefits & Mobility:

- Is our customer and evangelist within Microsoft since 2014
- Seeks care services for 70K Seattle employees for Jan 22
- Oversaw an unprecedented year long pilot with Bay area Employees to develop Onēva 2.0
- Ensured our graduation from Microsoft's 2-year Startup Program Jan 21 assuring Onēva's technical capabilities

"Onēva is an "Evergreen" application targeting millennials to young families to older families with elders to improve job satisfaction, retention and hiring, increase employee productivity, and reduce absenteeism."

-Fred Thiele, GM Global Benefits and Mobility Microsoft

Go to Market With a Microsoft/Customer Tested Solution



40% of Employees requested > 3 different services
No IT/HR cost or effort
Easy to sign up & use
1 in 36 Employees signed up day 1
FSA spending supported
24x7x365 care
Microsoft
Fred
VP Benefits

Targeted Employee Personas:

- **Arlene**: Full time infant/childcare for one or more with 17 bookings per month
- **Betty**: Part time child + driving care and cooking with one or more 17 bookings a month
- **Cindy**: Part time elder care with cleaning and cooking with 12 bookings a month

Onēva Care is Distributed in 13 CA Counties by:



1. INSURANCE BROKERS

- Reselling Oneva Care to small companies with 1500 and below employees and

2. DIRECT SALES

- To small and major MBE's with up to 10K employees then
- Large & high-tech enterprises

SF BAY AREA TRACTION

252 Producers in market

- In market with 102 Acrisure Filice
- Contract out for 80-person firm
- Contract out for 70-person firm

About 400 employees have platform access

- Adding 1 to 2 small companies a week

SF, LA, Sacramento, Portland, and Seattle represent almost half of all domestic high-tech workers.

Sales Traction Through First Quarter 2021

ONĒVA®

Annual Contract Value:	Prospect	Company Advocate	Buyer Reviewing Proposal	**Signed Contract**
	$41M	**$112M**	**$18M**	**$4M**

Prospect: American Water; AAA; Cal WA California Water Alliance; AT&T; Siemens; Maxar Technologies; WBEC Pacific Women's Business Enterprise Council – Join forces. Succeed together.; Duarte; SDGE

Company Advocate: Apple; Intel; Alliance West Insurance Inc. – An Alliance of Companies You Can Trust; Pride Industries – Power of Purpose; Disney; T-Mobile; Comcast; Microsoft Redmond; State Compensation Insurance Fund; Blue Shield of California

Buyer Reviewing Proposal: Leavitt Group; Newfront Insurance; Nidaan Systems Inc; WRMSDC; ZAG Technical Services

Signed Contract: Anvaya Solutions – Secure | Protect | Thrive; Microsoft SF; filice East Bay – we deliver. you benefit.; filice San Jose – we deliver. you benefit.; dishcraft; ~San Mateo~ Credit Union; AESI – People Partnering for Innovation; Accurate Screens – Screening for a safer workplace

Rev Jackson Co-Selling to Shared Corporate Partners

ONĒVA®


6th Annual
2021 PUSHTECH
DIVERSITY & INCLUSION SUMMIT
"The Power & Priority of Inclusion & Equity in the NEW NORMAL"
HOSTED BY:
RAINBOW PUSH
Silicon Valley/Bay Area Bureau
REV. JESSE L. JACKSON, SR.
DR. JOSEPH BRYANT, JR.
Save the date
VIRTUAL EVENT
*Opening Reception & Celebration Wednesday Evening,
All Day Diversity/Inclusion/Equity Thursday, Closing "Keep Hope Alive" Friday
May 12-14, 2021
For more information: Dr. Joseph Bryant, Jr. - Executive Director RPC Silicon Valley/Bay Area: 415 647-6046
www.rainbowpushsv.org | pastorbryant@rainbowpush.org | pushtech2020@gmail.com
GET INFORMED, GET INVOLVED, & GET INSPIRED IN THE MOVEMENT FOR SOCIAL CHANGE
WATCH US LIVE
BE SOCIAL WITH PUSH! | 773-FREEDOM | WWW.RAINBOWPUSH.ORG

6th Annual 2021 PUSHTECH DIVERSITY & INCLUSION SUMMIT
"The Power & Priority of Inclusion & Equity in the NEW NORMAL"

March 29, 2021

Dear Anita,

I hope you and your families are doing well throughout this global crisis.

We are so excited about our upcoming PUSHTECH DIVERSITY & INCLUSION VIRTUAL SUMMIT!!!

Building on the 6 years of emphasis in the world of technology, this year's Summit will broaden and expand its scope of impact to include numerous Diversity and Inclusion leaders and influencers in various high-profile roles from various companies across the spectrum of corporate America, business industries and Community platforms. The event will also feature and acknowledge a wide array of companies who over the past year have made significant inroads and expansion in the areas of Diversity, Equity and Inclusion Programming and Opportunities in the wake of the Global Social Justice Awakening of 2020. We will also highlight the amazing platforms of PUSHTECH, FAITHTECH and SPORTSTECH, all of which prepared us to thrive and survive in the unexpected shift to what is our NEW & NOW NORMAL Virtual World.

I am writing to inform you that we would like to HONOR YOU AND ONEVA at this year's event!

Your impact, growth and success make us so proud! You have been a significant part of our work and we want to celebrate your incredible path as a gifted, visionary, African American Woman Entrepreneur! We will also feature Oneva via video footage throughout the conference. It is our privilege to tell your story!

Please share with your friends and colleague's information about the upcoming event. We want to ensure that those within your network can share this moment with you. The Award presentation will take place the evening of Wednesday, May 12 (specific time TBD). The remainder of the conference will be Thursday and Friday, May 13 and 14. We look forward to gathering the family to encourage, empower and equip one another as we "Keep Hope Alive" pressing towards a better day. We can win if we stay together, work together and move forward together.

If you have any questions, please feel free to contact our PUSHTECH & WEST COAST Executive Director, Pastor Joseph Bryant (pastorbryant@rainbowpush.org) or 415-859-1061.

It is our hope that the PUSHTECH **DIVERSITY & INCLUSION** Summit can provide some well needed re-connection for us as we embrace the "NEW NORMAL". Thank you for all you do and CONGRATULATIONS!

SEE YOU AT THE SUMMIT,

Rev. Jesse L. Jackson, Sr.
Founder & President

THIS YEARS' EVENT WILL INCLUDE:

WEDNESDAY – Opening Reception, Celebrating Diversity, Technology & Legacy

THURSDAY - Diversity/Inclusion/Equity Speakers and Panels.

FRIDAY - "Keep Hope Alive" Day – Tech Education, Opportunities and Building for the Future

Selling Continues With Diversity Professional Magazine

ONĒVA®

2021 Women of Excellence Game Changer Award

DIVERSITY PROFESSIONAL
BUSINESS CAREER LIFESTYLE

Anita Darden Gardyne
President and CEO at Onēva Inc.

Congratulations! Diversity Professional has selected you to receive the 2021 **Women of Excellence Game Changer Award.** This prestigious honor is bestowed upon an individual with outstanding professional excellence, achievements and contributions and who has worked tirelessly to break down barriers and obstacles in order to serve their communities.

The Women of Excellence Awards was established in 2017 to celebrate extraordinary women of diversity who operate at the highest level of excellence in their businesses, careers, communities and organizations. These women lead by example with the spirit of excellence at the forefront of all that they do. Please join us for this exclusive virtual event in celebration of you and other incredible women leaders who are worthy of recognition.

Your outstanding leadership and notable contributions will be acknowledged by Diversity Professional and its sponsoring partners at the **4th Women of Excellence Awards on Tuesday, May 4, 2021**, at 10:00am PST *(virtual doors open at 9:30am)*

Without Onēva, Employees Are Defaulted to Consumer

	ONĒVA	Care.com*	cleo / urbansitter
Displays compliant vetted caregivers with living FBI background checks for your employees' peace of mind and ease	✓	X	X
Enterprise grade security and privacy means data is protected as much as people	✓	X	X
Saves employees about 11 hours per week and grants the power of choice	✓	X	X
Government credit, good karma and PR for spending with a Certified MBE	✓	X	X

*Care.com Puts Onus on Families to Check Caregivers' Backgrounds—With Sometimes Tragic Outcomes

With Onēva, Employees Gain Easy Access to Trusted Care

Choose


Select Service
Adult Care
Child Care
Elder Care
Housekeeping
Infant Care
Massage
Pet Care
Special Needs Care
Driving Required? (Optional)
NEXT

Select


Select 1-4 OnevaPros
Bilane B.
7 Years of Experience
Oakland
$21.60/h
$21.60/h
Michelle C.
8 Years of Experience
San Leandro
$31.68/h
$35.28/h
Vanessa C.
6 Years of Experience
Oakland
$28.80/h
$21.60/h
Georgia C.
8 Years of Experience
Sunnyvale
$28.80/h
$28.80/h
Show More
Next

Pay


Pay OnevaPro
Child Care with Vanessa
Vanessa C.
Care 0.42 Hours $10.20
Driving 0.83 Hours $30.00
Subtotal $40.20
Tip Percentage 15%
Tip $6.03
Total $46.23
DISPUTE
PAY

With Onēva, Employees View Caregiver Credentials

OnēvaMe


Booking Confirmation
Booking Name:
Child Care with Linda 05/08/2020 5:15 PM
HEALTH AND SAFETY COMMITMENT
To receive care using the Onēva Platform, customers must agree to follow CDC guidelines and local regulations:
View CDC guidelines
Cancel or reschedule bookings if you or someone at the care location have or think they have COVID-19 symptoms
Wear a face covering when you're around your caregiver
Wash your hands as much as it makes sense and refrain from touching your face
Thanks for doing your part to keep our village safe
CANCEL
I AGREE

Provide CDC Guidelines for customers

OnēvaMe


Caregiver Details
Eliza L.
Experience working with children with autism.
Early Child Development AA Degree.
Over 3 Years experience in Eldercare.
Provides care in the North, East, and South Bay.
Care - $28.80 / Hour
Driving - $31.80 / Hour
Unified Background
California Department of Social Services
Trustline
State ID
State of California DMV
Driver's License
Certificate
First Aid
Medical Test
CVS
COVID-19 Viral Test

Provide vaccination & test status to customers

OnēvaPro


Bid Confirmation
Booking Name:
Child Care with Ina 05/08/2020 5:15 PM
HEALTH AND SAFETY COMMITMENT
To provide care using the Onēva Platform, you as an Independant Business Operator agree to follow CDC guidelines and local regulations:
View CDC guidelines
Don't bid on or go to bookings if you have COVID-19 symptoms or think you have COVID-19
Wear a face covering and gloves
Wash your hands upon arrival, on departure, as necessary while there, and refrain from touching your face
Wear shoe coverings, bring separate shoes, or disinfect shoes on arrival and exit
Thanks for doing your part to keep our village safe
CANCEL
I AGREE

Provide CDC Guidelines for caregivers

Employees Gain 11 Clicks to Trusted Care: Product Demo



Quality Caregivers Sourced From Scalable Partners

ONĒVA®

CHURCHES

- Free training classes
- Existing employment centers

COLLEGES

- California has over 100 community colleges with elder, infant, and childcare programs creating new caregivers
- Recognized by the state legislature in March 2020 for leader for creating opportunities

NON-PROFIT

- Existing west coast workforce programs
- Co-author grants

WEBSITES

- Worst grade of ore
- Free
- But good for some specialized requirements


CHANGING

Anita receiving an award March 2020

Efficient Caregiver Onboarding Using Tech and Webinars



ATTRACT
CHURCHES
COLLEGES
NON-PROFIT
MULTI-MEDIA
MAIL CHIMP
WEBINAR INVITES
CONVERT
CAREGIVER WEBINARS FEATURING EXISTING CAREGIVER PANELISTS
WWW.ONEVA.COM/CAREGIVER
CHURCH CAREGIVER DIGITAL MAGAZINE
COLLEGE CAREGIVER DIGITAL MAGAZINE
NON-PROFIT CAREGIVER DIGITAL MAGAZINE
PER WEBINAR CUSTOMIZED LANDING PAGES
DOWNLOAD
CAREGIVER ONBOARD WORKFLOW
ONBOARD
CAREGIVER ONBOARD WORKFLOW
NEW CAREGIVER JOIN FORMS
PHONE SCREEN
BACKGROUND CHECK
TRUSTLINE/GUARDIAN
(WEB-BASED 2 WEEK CYCLE)
CAREGIVER SUBMITS
CREDENTIALS
ONEVA STAFF VERIFIES
IN OFFICE SHOOT
CAREGIVER VIDEO
PHYSICAL CREDENTIAL CHECK
CAREGIVER ENABLED
TRAIN
CAREGIVER TRAINING WEBINAR
CAREGIVER TRAINING VIDEO MAGAZINE VIA WEB & APP

Our Second Patent Applies AI to Produce, Record, and Edit Video Without Human Intervention


US PATENT & TRADEMARK OFFICE
PATENT APPLICATION FULL TEXT AND IMAGE DATABASE
Help Home Boolean Manual Number PTDLs
Hit List Next Bottom
View Shopping Cart Add to Shopping Cart
Images
(1 of 11)
United States Patent Application 20190087870
Kind Code A1
GARDYNE; Robert Page ; et al. March 21, 2019
PERSONAL VIDEO COMMERCIAL STUDIO SYSTEM
Abstract
Disclosed are systems, devices, and processes to create a successful and effective personal video commercial through the use of one or more scripts, timecode commands, storyboarding, teleprompting displays, analyzers directed to static defects, eye contact, facial expression, and audio spoken word defects, automated video splicing, and video content and quality scoring, and feedback of the scoring.
Inventors: GARDYNE; Robert Page: (Oakland, CA) ; GARDYNE; Anita Lynne Darden: (Oakland, CA)
Applicant: Name City State Country Type
ONEVA, INC. Oakland CA US
Personal Video Station #1 - 610
Personal Video Commercial Studio - 600
Personal Video Station #N - 640
Infra-Red Camera - 636
Lamp - Infra-Red Light - 634
Lamp - Visible Light - 632
Speaker(s) - 630
Microphone(s) - 628
Enclosure Entry/Exit Curtain(s) - 604
Customer - 690
Customer Facial Features - 694
Customer Eye Tracking- 692
Infra-Red Camera - 666
Lamp - Infra-Red Light - 664
Lamp - Visible Light - 662
Speaker(s) - 660
Microphone(s) - 658
Beam Splitter - 621
Station #1 Incoming Image - 624
Station #N Incoming Image - 654
Beam Splitter - 651
Primary Camera - 626
Station #1 Reflected Image - 622
Station #N Reflected Image - 652
Primary Camera - 656
Displayed Image - 618
Displayed Image - 648
Display Device- 616
Front Glass - 620
Static Defect(s) – 696
Front Glass - 550
Display Device- 646
Dynamic Backdrop - 602
PVS #1 Separate or Combined, Wired or Wireless - 614
Local Processor and Memory - 612
Executive Desk- 608
Executive Chair - 606
PVS #N Separate or Combined, Wired or Wireless - 644
AI Processor 613
Client Video Clips - 678
Client Script - 674
Internet - 680
Third Party AI as A Service - 684
Third Party AI Processor – 686
Customer - 689
Customer Computer - 688
Cloud / Remote Processing And Storage - 682
AI Processor – 683
Completed Video - 679
Third Party Audio and Video Clips - 677
Modified Score-Augmented Time-Coded Script- 676
Selected Score-Augmented Time-Coded Script- 672
Library of Score-Augmented Time-Coded Scripts - 670
6

To further enhance the customer experience and reduce cost over time:

- selecting and optimizing scripts,
- training and coaching talent,
- cueing and directing the shoot, and
- post-processing and production,

Hits the bullseye of the $185B video/content creation market.

Ramping a Region Starting With Small Businesses


NEW REGION SMB RAMP-UP
500
500
500
500
500
500
500
500
250
REGIONAL
MAJOR
ENTERPRISE
20 ENTERPRISE UNITS
10,000 HEADCOUNT
1,000 ADOPTED CUSTOMERS
250 IMMEDIATE NEED
100 FULL-TIME CAREGIVERS
250 40% LOADED CAREGIVERS
8.5 ENTERPRISE UNITS
4,250 HEADCOUNT
425 ADOPTED CUSTOMERS
250 60% LOADED CAREGIVERS
150 FULL-TIME CAREGIVERS
250 CAREGIVERS
PROVIDES CAPACITY
FOR 10,000
HEADCOUNT MAJOR

Profile of **Employer** As a Customer

- 500 employees - 23% long term adoption
- $48,875 in average monthly billings

$155,422 in annual gross profits

Profile of **Employee** As a Customer

ONĒVA

Bi-modal distribution: People vs Non-People Care

- Type A ($1,125/month): Infant to Eldercare + Driving
- Type B ($125/month): Housekeeping or Massage

Onēva net take rate is 24-27%

"I am sold as a customer of Onēva, and I now truly value your concierge care platform." – Filice Employee Customer

Going to Market With a Team Who Bring More Than $



Chris Yeh
Investor
Blitzscaling Expert
Since 2016



Thomas Brophy
Investor
Garnet Hill Ventures
blue of california



Allan T Young
Investor
Serial Entrepreneur
Since 2015



Rachel Proffitt
Partner WSGR, Today Partner Cooley
Since 2014



Dr. Elise Brownell
Investor
Partner, ZephyrBiotech
Since 2014



Michael Ross
Investor
President, MHR International
Since 2014



David Meltzer
Mentor
Co-Founder of Sports 1 Marketing
Since 2021



Michael Hostetler
Investor
IP Partner WSGR
Since 2014

Going to Market With Award-Winning Technologists



Anita D. Gardyne
President
Chief Executive Officer
January 2014



Bob Gardyne
Chief Technology Officer
Head of Product
January 2014



Chris Seidler
Director of Sales
General Manager
October 2020



Nino Campos
Manager, Artisan Content
Enterprise Sales & Diversity
October 2020



Bo Pitsker
Chief Security Officer
Enterprise Sales
January 2016



Patrik Korzinski
Software Engineering Manager
February 2020



Will Carpenter
System Engineering Manager
January 2014



Ron Colombo
Senior Software Engineer
March 2014



Ariel Karlin
Concierge
Customer and Caregiver Support
April 2019



Adrian Ventura
Software Engineer
August 2020



Mariia Choban
Quality Engineer
November 2019

Becoming the Global Thought Leader for Care

ONĒVA

Outlet	Run Date	Notes	Link	Views
AFROTECH	3/23/21	Award-Winning Entrepreneur Anita Gardyne is Revolutionizing Care Through Her Tech Platform Onēva	https://afrotech.com/award-winning-entrepreneur-anita-gardyne-is-revolutionizing-care-through-her-tech-platform-oneva/	559,169
David Meltzer	4/2/21	Instagram Live (VIDEO)	https://www.instagram.com/tv/CNK0W_nlKET/?hl=en	396,000
Diversity Professionals Magazine	3/24/21	Caregivers, Customers and Employees are Priority at Oneva	https://www.dropbox.com/s/k6vsfzyt7wl275k/Diversity%20Magazine%20Anita.pdf?dl=0	
Enspire Magazine	3/14/21	Tech Czar Anita Darden Gardyne Takes Caregiver Platform Oneva to New Heights	https://enspiremag.com/2021/03/tech-czar-anita-darden-gardyne-takes-caregiver-platform-oneva-to-new-heights/	2,832
Entrepeneur	3/9/21	How These 10 Female Leaders Thrived In Tech And Grew Their Companies	https://www.entrepreneur.com/slideshow/363843	10,054,151
Yahoo! Finance	3/10/21	How employers can retain and support working mothers (VIDEO)	https://finance.yahoo.com/video/employers-retain-support-working-mothers-222702854.html	57,442,780